Dated July 10, 2012

Filed Pursuant to Rule 433

Registration Statement No. 333-172310

Relating to Preliminary Prospectus Supplement

Dated July 10, 2012 to Prospectus Dated February 28, 2011

CHESAPEAKE LODGING TRUST

7.75% Series A Cumulative Preferred Shares

(Liquidation Preference $25.00 per share)

FINAL PRICING TERMS

Issuer:	Chesapeake Lodging Trust

Securities Offered:	7.75% Series A Cumulative Preferred Shares of Beneficial Interest (“Series A Preferred Shares”)

Number of Shares:	4,400,000 shares (5,060,000 shares if the underwriters’ over-allotment option is exercised in full)

Maturity:	Perpetual

Trade Date:	July 10, 2012

Settlement Date:	July 17, 2012 (T+5)

Dividend Rate:	7.75% per annum of the $25.00 per share liquidation preference (equivalent to approximately $1.9375 per annum per share)

Dividend Payment Dates:	On or about the 15th day of each January, April, July and October, commencing October 15, 2012

Optional Redemption:	The Issuer may not redeem the Series A Preferred Shares prior to July 17, 2017, except as described below under “Special Optional Redemption” and in limited circumstances relating to its continuing qualification as a REIT. At any time on and after July 17, 2017, the Issuer may, at its option, redeem the Series A Preferred Shares, in whole, at any time, or in part, from time to time, by paying $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the date of redemption.

Special Optional Redemption:

In the event of a Change of Control (as defined below), the Issuer may, at its option, exercise its special optional redemption right to redeem the Series A Preferred Shares, in whole or in part within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the date of redemption. The Issuer refers to this redemption as a “special optional redemption.” If, prior to the Change of Control Conversion Date, the Issuer provides or has provided notice of its election to redeem some or all of the Series A Preferred Shares (whether pursuant to its optional redemption right or its special optional redemption right), the holders of Series A Preferred Shares will not be permitted to exercise the conversion right described below in respect of their shares called for redemption.

Conversion Rights:	Upon the occurrence of a Change of Control, each holder of Series A Preferred Shares will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the Series A Preferred Shares) to convert some or all of the Series A Preferred Shares held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s common shares per Series A Preferred Share to be converted equal to the lesser of:

•

the quotient obtained by dividing (1) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Shares dividend payment and prior to the corresponding Series A Preferred Shares dividend payment date, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (2) the Common Share Price; and

•	2.9189 (the “Share Cap”), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in the preliminary prospectus supplement.

If, prior to the Change of Control Conversion Date, the Issuer provides or has provided a redemption notice with respect to some or all of the Series A Preferred Shares, whether pursuant to its special optional redemption right in connection with a Change of Control or its optional redemption right, holders of any Series A Preferred Shares that we have called for redemption will not be permitted to exercise their Change of Control Conversion

Right in respect of any of their Series A Preferred Shares that have been called for redemption, and any Series A Preferred Shares subsequently called for redemption that have been tendered for conversion will be redeemed on the applicable date of redemption instead of converted on the Change of Control Conversion Date.

Except as provided above in connection with a Change of Control, the Series A Preferred Shares are not convertible into or exchangeable for any other securities or property.

A “Change of Control” is when, after the original issuance of the Series A Preferred Shares, the following have occurred and are continuing:

•

the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in elections of trustees (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•

following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or ADRs representing such common securities) listed on the NYSE, the NYSE Amex or NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

The “Change of Control Conversion Date” is the date the Series A Preferred Shares are to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the notice described above to the holders of Series A Preferred Shares.

The “Common Share Price” will be: (1) the amount of cash consideration per common share, if the consideration to be received in the Change of Control by the holders of the Issuer’s common shares is solely cash; and (2) the average of the closing prices for the Issuer’s common shares on the NYSE for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by the holders of the Issuer’s common shares is other than solely cash.

Yield:	7.75%

Public Offering Price:	$25.00 per share

Purchase Price by Underwriters:	$24.2125 per share

Net Proceeds (before expenses):	$106,535,000 ($122,515,250 if the underwriters’ over-allotment option is exercised in full)

Estimated Expenses:	$300,000

Underwriting discount:	$3,465,000 ($3,984,750 if the underwriters’ over-allotment option is exercised in full)

Listing / Symbol:	NYSE / “CHSPPrA”

CUSIP / ISIN:	165240 201 / US1652402017

Joint Book-Running Managers:	Wells Fargo Securities, LLC
J.P. Morgan Securities LLC
RBC Capital Markets, LLC

Co-Managers:	Robert W. Baird & Co. Incorporated
Deutsche Bank Securities Inc.

The Issuer has filed a registration statement (including a prospectus dated February 28, 2011 and a preliminary prospectus supplement dated July 10, 2012) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at

1-800-326-5897, J.P. Morgan Securities LLC collect at 212-834-4533, or RBC Capital Markets, LLC toll-free at

1-866-375-6829.